UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No.    )*

FRESH VINE WINE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

35804X 101

(CUSIP Number)

Rick Nechio

505 Highway 169 North, Suite 255

Plymouth, MN 55441

Phone: 612-804-7771

With a copy to:

Alan M. Gilbert, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 35804X 101

1	NAME OF REPORTING PERSONS Rick Nechio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,425,472
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,425,472
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.001 par value, of Fresh Vine Wine, Inc. a Nevada corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 505 Highway 169 North, Suite 255, Plymouth, MN 55441.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Rick Nechio.

(b) The principal office and place of business for Mr. Nechio is 505 Highway 169 North, Suite 255, Plymouth, MN 55441.

(c) Mr. Nechio serves as President, Interim Chief Executive Officer and a director of the Issuer.

(d) - (e) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the reporting person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On or around July 20, 2022, Nechio & Novak, LLC made a ratable distribution of the shares of the Issuer’s common stock held by Nechio & Novak, LLC to Nechio & Novak, LLC’s members. The shares of the Issuer’s common stock represented founder’s securities that were acquired by Nechio & Novak, LLC prior to the Issuer’s common stock being registered under Section 12 of the Securities Exchange Act of 1934, as amended. The reporting person acquired 2,415,472 shares of the Issuer’s common stock in such distribution.

On June 18, 2022, the reporting person acquired 10,000 shares of the Issuer’s common stock upon the vesting of a restricted stock unit grant made to the reporting person in his capacity as a director of the Issuer.

Item 4. Purpose of Transaction.

All of the shares of the Issuer owned by the reporting person and are held solely for investment purposes.

Although the reporting person has not formulated any definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate. The reporting person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the reporting person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

(a)	The reporting person beneficially owns 2,425,472 shares of the outstanding common stock of the Issuer, which represents 19.32% of the Issuer’s outstanding common stock.

(Percent of class is based upon 12,551,864 shares outstanding as of May 16, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, filed on May 16, 2022.)

(b)	The reporting person has sole voting and dispositive power with respect to the common stock of the Issuer held by him.

(c)	On June 18, 2022, the reporting person acquired 10,000 shares of the Issuer’s common stock upon the vesting of a restricted stock unit grant made to the reporting person in his capacity as a director of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 30, 2021, the reporting person entered into stock option agreements with the Issuer pursuant to which he was granted a ten-year to purchase 375,001 shares of Common Stock of the Issuer at exercise price equal to $10.00, which was the initial public offering price of Common Stock of the Issuer in the Issuer’s initial public offering (the “IPO”). The options will vest, if at all, during the three year period commencing on the closing date of IPO and ending on the third anniversary thereof (the “Performance Period”), with 20% of the option shares vesting upon the average of the closing sale prices of the Issuer’s Common Stock over a period of ten consecutive trading days being equal to or greater than the applicable price set forth in the following schedule (each a “Trigger Price”):

Percent of Shares To Be Vested	Trigger Price
20%	200% of the initial public offering price
20%	300% of the initial public offering price
20%	400% of the initial public offering price
20%	500% of the initial public offering price
20%	600% of the initial public offering price

All portions of the options that have not vested prior to the expiration of the Performance Period will terminate upon such expiration. In addition, if, prior to any vesting date, the reporting person ceases to provide services to the Company either as a member of the Issuer’s board of directors or a Company employee, that portion of the option scheduled to vest on such vesting date, and all portions of such option scheduled to vest in the future, will not vest and all of his rights to and under such non-vested portions will terminate.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Form of Founders’ Option Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Issuer’s registration statement on Form S-1 filed on November 29, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2022

By:	/s/ Rick Nechio
Rick Nechio